SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Information to be included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and
amendments thereto filed pursuant to Rule 13d-2

(Amendment No. __)

HORIZON LINES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

      44044K101
(CUSIP Number)

                  December 7, 2011
(Date of Event Which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44044K101	13 G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Virginia Retirement System (“VRS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY	6	SHARED VOTING POWER 331,241
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 331,241
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,241
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.16%
12	TYPE OF REPORTING PERSON EP

CUSIP No. 44044K101	13 G	Page 3 of 6 Pages

ITEM 1.

(a)           Name of Issuer:  Horizon Lines, Inc. (“Horizon”)

(b)           Address of Issuer’s Principal Executive Offices:

4064 Colony Road, Suite 200
Charlotte, North Carolina 28211

ITEM 2.

(a)	Name of Person Filing:

Virginia Retirement System (“VRS”)

(b)           Address of Principal Business Office:

1200 East Main Street
Richmond, Virginia
23219

(c)           Citizenship:

Virginia

(d)           Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

(e)           CUSIP Number:  44044K101

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

f.	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(F)

CUSIP No. 44044K101	13 G	Page 4 of 6 Pages

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

331,241

(b)	Percent of class:

10.16%

The percent of class is based on 3,261,485 shares of Common Stock outstanding as of January 5, 2012, which reflects (i) a 1-for-25 reverse stock split effected by an amendment, dated December 7, 2011, to Horizon’s Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 to Horizon’s Form 8-K filed on December 13, 2011 and (ii) the first mandatory conversion of Horizon’s 6.00% Series B Convertible Senior Secured Notes due 2017 on January 5, 2012.

The Common Stock reported as beneficially owned by VRS in this Schedule 13G includes (i) shares of Common Stock held by VRS and (ii) shares of Common Stock issuable to VRS upon conversion of Horizon’s 6.00% Series A Convertible Senior Secured Notes due 2017.

(c)	Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote:

0

(ii)Shared power to vote or to direct the vote:

331,241

(iii)Sole power to dispose or to direct the disposition of:

0

(iv)Shared power to dispose or to direct the disposition of:

331,241

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

CUSIP No. 44044K101	13 G	Page 5 of 6 Pages

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable

ITEM 9.	Notice of Dissolution of Group

Not applicable

ITEM 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 44044K101	13 G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2012

VIRGINIA RETIREMENT SYSTEM By: /s/ Curtis M. Mattson Name: Curtis M. Mattson Title: Chief Administrative Officer